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JV Inkai Restructuring Takes Effect January 1, 2018

Saskatoon, Saskatchewan, Canada, December 11, 2017    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco Corporation (Cameco) (TSX:CCO; NYSE:CCJ) announced that the restructuring of Joint Venture Inkai LLP (JV Inkai) outlined in the implementation agreement dated May 27, 2016 with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom) and JV Inkai closed today and will take effect on January 1, 2018.

This restructuring was subject to obtaining all required government approvals including an amendment to JV Inkai’s existing Resource Use Contract with the Republic of Kazakhstan, which have been obtained.

“This agreement is positive for Cameco as it secures our access to a large, low-cost production source through 2045,” said Tim Gitzel, president and CEO of Cameco. “Production decisions will depend on market conditions and the terms of our Resource Use Contract.”

The amendment to the Resource Use Contract provides as follows:

•	JV Inkai has the right to increase production to 10.4 million pounds of U3O8 per year (Cameco’s share 4.2 million pounds), an increase from the current licensed production of 5.2 million pounds (Cameco’s share 3.0 million pounds)

•	JV Inkai has the right to produce from blocks 1, 2 and 3 until 2045 (currently, the lease terms are to 2024 for block 1 and to 2030 for blocks 2 and 3)

•	The current boundaries of blocks 1, 2 and 3 have been adjusted to match the agreed production profile for JV Inkai to 2045.

Under the implementation agreement, Cameco’s ownership interest in JV Inkai will be adjusted to 40% and Kazatomprom’s ownership interest in JV Inkai will be adjusted to 60% on January 1, 2018. As a result, Cameco will account for JV Inkai on an equity basis commencing on January 1, 2018. Also on January 1, 2018, a new governance framework for JV Inkai protecting the rights of Cameco as a minority owner will take effect.

Finally, the loan previously funded by a Cameco subsidiary to JV Inkai to fund exploration and evaluation of block 3 was restructured to provide for priority repayment. Such priority repayment commenced in 2017 and the balance of the loan was US $124 million at the end of the third quarter of 2017.

The amendment to the Resource Use Contract and the adjustment to Cameco’s ownership interest in JV Inkai results in material changes to Cameco’s mineral reserves and mineral resources reported for Inkai.

Inkai Mineral Reserves and Mineral Resources as of January 1, 2018

CATEGORY		TONNES	GRADE	TOTAL Lbs U3O8	Cameco’s Share Lbs U3O8
		(thousands)	%U3O8	(millions)	(millions)
RESERVES
	Proven	211,852.5	0.036	167.5	67.0
	Probable	166,913.0	0.028	102.1	40.9
	Total	378,765.5	0.032	269.6	107.9

RESOURCES
	Measured	36,680.9	0.026	21.3	8.5
	Indicated	21,132.2	0.023	10.7	4.3
	Inferred	116,394.6	0.029	75.0	30.0

Notes:

(1)	Cameco reports mineral reserves and mineral resources separately. Reported mineral resources do not include amounts identified as mineral reserves. Totals may not add up due to rounding.
(2)	Cameco’s share is 40% of total mineral reserves and mineral resources.
(3)	The geological model used for Inkai involves geological interpretations on section and plan derived from surface drillhole information.
(4)	Mineral resources have been estimated at minimum grade-thickness cut-offs per hole of 0.047 and 0.071 m%U3O8, using 2-dimensional block models.
(5)	Inferred mineral resources are estimated on the basis of limited geological evidence and sampling, sufficient to imply but not verify geological grade and continuity. They have a lower level of confidence than that applied to an Indicated mineral resource and cannot be directly converted to a mineral reserve.
(6)	There are no known environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other relevant factors that could materially affect the above estimate of mineral resources.
(7)	Mineral resources that are not mineral reserves have no demonstrated economic viability and do not meet all relevant modifying factors.
(8)	Mineral resources and mineral reserves have been estimated based on the use of the ISR extraction method with allowance for the volume contacted by the solution. The production is planned to ramp up to 10.4 million pounds of U3O8. Annual production levels will be dependent on results of further delineation drilling and market conditions.
(9)	An average price over the mine life of US $53 per pound of U3O8 was used to estimate the mineral reserves with exchange rates of $1.00 US=$1.25 Cdn and 256 Kazakhstan Tenge to $1.00 Cdn.
(10)	Mineral reserves have been estimated at a grade-thickness cut-off of 0.13 m%U3O8.
(11)	Total pounds U3O8 contained in mineral reserves are not adjusted for the estimated metallurgical recovery of 85%.
(12)	There are no known mining, metallurgical, infrastructure, permitting or other relevant factors that could materially affect the above estimate of mineral reserves.

Compared to mineral reserves reported as of December 31, 2016, Cameco’s share of JV Inkai mineral reserves increases by approximately 62 million pounds U3O8. Measured and indicated mineral resources decrease by nearly 68 million pounds and inferred mineral resources decrease by nearly 56 million pounds. Cameco will detail the changes in a new NI 43-101 technical report for JV Inkai to be filed within 45 days.

Cameco and Kazatomprom have also completed a feasibility study to evaluate the design, construction and operation of a uranium refinery in Kazakhstan with the capacity to produce 6,000 tU annually as uranium trioxide (UO3). A formal joint decision has not yet been made as to whether the refinery will be built. In the event of a joint decision to construct the refinery, further adjustments to Cameco and Kazatomprom’s ownership interests in JV Inkai will be made.

The Inkai operation is an in situ recovery uranium mine in south Kazakhstan that is owned and operated by JV Inkai which, in turn, is currently owned by Cameco (60%) and Kazatomprom (40%). Cameco’s current interest in production from JV Inkai is 57.5% based on previous agreements with Kazatomprom.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Qualified persons

The technical and scientific information discussed in this news release, including mineral reserve and resource estimates, was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

•	Darryl Clark, PhD, P. Geo., President, Cameco Kazakhstan LLP

•	Alain G. Mainville, P. Geo., Director, Mineral Resources Management, Cameco Corporation

•	Stuart B. Soliz, P. Geo., Principal Geologist, Power Resources, Inc. (operating as Cameco Resources)

•	Robert J. Sumner, PhD, P. Eng., Principal Metallurgist, Technical Services, Cameco Corporation

Caution about Forward-looking Information and Statements

Certain information in this new release constitutes forward-looking information or forward-looking statements within the meaning of Canadian and United States securities laws. These include: the restructuring of JV Inkai will take effect on January 1, 2018; expected production of uranium from JV Inkai’s operations; that JV Inkai’s production will extend until 2045; this agreement is positive for Cameco as it secures our access to a large, low cost production source through 2045; that JV Inkai’s annual production is planned to ramp up to 10.4 million pounds of U3O8; Inkai mineral reserve and mineral resource estimates as of January 1, 2018; a new governance framework for JV Inkai protecting the rights of Cameco as a minority owner will take effect on January 1, 2018; Cameco’s ownership interest in JV Inkai will be adjusted to 40% and Kazatomprom’s ownership interests in JV Inkai will be adjusted to 60% on January 1, 2018; and if a uranium refinery is built in Kazakhstan, further adjustments to Cameco and Kazatomprom’s ownership interests in JV Inkai will be made. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Cameco cautions the reader that such forward looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. These risks, factors and assumptions include, but are not limited to: the risk that Cameco will not achieve the benefits expected from the May 27, 2016 implementation agreement and the amended Resource Use Contract; the risk that the restructuring of JV Inkai does not take effect on January 1, 2018; the risk that JV Inkai will be unable to achieve its future annual production targets; the risk that Cameco is unable to enforce its rights under the May 27, 2016 implementation agreement or is subject to litigation or arbitration that has an adverse outcome; the risk that our cost estimates are wrong; risks associated with mineral reserve and resource estimation, including that they are imprecise by nature, may change over time, and include a number of variables and assumptions that may change or prove to be incorrect; assumptions about anticipated operations and planned exploration, development and production activities and the risk that one or more of these assumptions prove to be incorrect; the risk that development and operations, including any ramp up of JV Inkai’s uranium production, are disrupted or delayed due to operating or technical difficulties, regulatory requirements, or political risk; and the risks involved in the exploration, development and mining business. Cameco is providing this forward looking information to help you understand management’s current views regarding the restructuring of JV Inkai, closing of the May 27, 2016 implementation agreement and amendment to the Resource Use Contract, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

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